FUND SERVICES AGREEMENT

AGREEMENT made as of June 15, 2009 (the “Effective Date”), by and between WisdomTree Asset Management, Inc. (“WTAM”) and WisdomTree Trust, a Delaware statutory trust (the “Trust”), on behalf of each current and future series of the Trust (each, a “Fund”).

WHEREAS, the Trust desire to retain WTAM to render certain services required by the Funds in the manner and on the terms and conditions hereinafter set forth;

NOW THEREFORE, in consideration of the mutual covenants and agreements of the parties hereto and hereinafter set forth, the parties covenant and agree as follows:

1. Provision of Services. Subject to direction of the independent trustees (“Independent Trustees”) of the Trust, WisdomTree shall arrange for the provision of chief compliance officer (“CCO”) services to the Trust. WisdomTree shall assume liability and responsibility for, and shall administer, payments to the CCO, the Independent Trustees and counsel to the Independent Trustees in such amounts as the Independent Trustees shall determine and direct.

2. Services Fee. As compensation for providing such services, each Fund shall pay an annual fee to WisdomTree of up to 0.0044% of its average daily net assets (the “Services Fee”). The Services Fee shall be accrued for each calendar day and the sum of the daily fee accruals shall be paid monthly in arrears to WTAM. Services for periods of less than a month shall be prorated. The dollar amount of the Services Fee paid by each Fund shall not exceed the dollar amount that such Fund would otherwise have owed in connection with the services and expenses described in Section 1.

3. Duration, Termination and Amendment. The initial term of this Agreement with respect to each Fund that tracks an equity index (an “Equity Fund”) is for the period from August 1, 2009 through the end of such Fund’s fiscal year end in 2010. The initial term of this Agreement with respect to each Fund that attempts to achieve currency or fixed income exposure (a “Currency Fund”) is for the period from July 1, 2009 through the end of such Fund’s fiscal year end in 2010. Thereafter, with respect to each Fund, this Agreement will automatically renew from year to year provided such continuance is approved by a majority of the Independent Trustees. Either party may choose to not renew the Agreement by providing written notice to the other at least thirty days prior to the next renewal period. This Agreement shall automatically and immediately terminate with respect to each Fund if (i) the Adviser no longer serves as investment adviser to such Fund, and (ii) in the event of its “assignment” (as defined in the Investment Company Act of 1940). The termination of this Agreement with respect to any one Fund will not cause its termination with respect to any other Fund.

4. Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware (without giving effect to its conflict of law principles) and the applicable provisions of the Investment Company Act of 1940. To the extent that the applicable laws of the State of Delaware, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

5. Entire Agreement. This Agreement contains the entire understanding and agreement of the parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

WISDOMTREE TRUST		WISDOMTREE ASSET MANAGEMENT, INC.

By:	/s/ Jonathan Steinberg	By:	/s/ Bruce Lavine
	Jonathan Steinberg	Bruce Lavine
	President	President